SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0001028277

As at January 6, 2003

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date January 6, 2003

* Print the name and title of the signing officer under his signature.

Anooraq Resources Corporation
1020 - 800 W Pender St.
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

EXCELLENT PGM-NICKEL-COPPER RESULTS CONTINUE FOR ANOORAQ

January 6, 2003, Vancouver, BC - Ronald W. Thiessen, President, CEO of Anooraq Resources Corporation (TSX Venture:ARQ; OTCBB:ARQRF) is pleased to announce more excellent assay results from core drilling on its Rietfontein property, 275 kilometres north of Johannesburg, South Africa. The combination of very consistent grades of PGM, nickel, and copper over substantial widths at shallow depth indicates the discovery of a mineral deposit that is potentially amenable to low cost open pit mining and processing. Rietfontein is part of Anooraq's extensive (39,000 ha) mineral tenure on the prolific northern limb of the Bushveld Complex.

The new Rietfontein PGM-Nickel-Copper discovery occurs within the Platreef, the main mineralized horizon on the northern limb. African Minerals Ltd. may earn a 50% interest in Rietfontein by completing a total of $1.5 million in approved exploration and related programs on this property. These programs are part of an extensive multi-rig campaign, ongoing since January 2002, on the Rietfontein and adjacent Turfspruit farms. The mineralized Platreef horizon straddles the common boundary of the two farms.

Vertical core holes are being drilled at Rietfontein along a 1,650 metre southeast trending portion of the Platreef. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and up to 150 metres across the width of the Platreef (see plan map and sections on the Company web site). African Minerals has now provided results from four new holes numbered AR33 through AR36. Significant mineralized intervals for each of these new holes have been compiled by Anooraq and are shown in the attached Table of Rietfontein Assay Results.

RIETFONTEIN ASSAY RESULTS
Hole Number		From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	IMV $US/Tonne
AR033		18.24	25.30	7.06	23.2	1.17	0.25	0.14	34.80
AR033		50.09	57.90	7.81	25.6	1.63	0.22	0.14	40.04
AR033		69.49	256.74	187.25	614.3	0.58	0.17	0.12	21.37
AR033	Incl.	69.49	74.40	4.91	16.1	1.58	0.22	0.14	39.22
AR033	Incl.	81.31	87.23	5.92	19.4	1.04	0.24	0.13	32.53
AR033	Incl.	105.16	147.04	41.88	137.4	0.54	0.25	0.13	26.29
AR033	Incl.	221.04	256.74	35.70	117.1	0.95	0.23	0.19	30.89
AR034		11.84	21.97	10.13	33.2	1.27	0.19	0.11	32.77
AR034		76.90	114.34	37.44	122.8	0.84	0.24	0.15	30.13
AR034		128.19	160.05	31.86	104.5	1.40	0.29	0.34	43.85
AR035		35.98	38.91	2.93	9.6	1.15	0.29	0.15	37.53
AR035		67.47	82.16	14.69	48.2	1.23	0.17	0.09	30.36
AR035		135.60	172.10	36.50	119.8	1.06	0.18	0.15	28.38
AR035		205.90	211.77	5.87	19.3	0.40	0.36	0.16	32.53
AR035		230.72	234.63	3.91	12.8	1.08	0.27	0.21	36.48
AR035		240.52	243.47	2.95	9.7	2.01	0.26	0.17	46.08
AR035		249.41	265.31	15.90	52.2	0.96	0.29	0.23	36.59
AR035		274.09	280.87	6.78	22.2	1.42	0.26	0.23	40.20
AR036		26.30	33.03	6.73	22.1	0.83	0.22	0.08	27.83
AR036		46.91	99.66	52.75	173.1	0.83	0.22	0.13	28.35
AR036		139.72	158.55	18.83	61.8	0.94	0.19	0.13	27.44
AR036		282.48	330.10	47.62	156.2	0.81	0.20	0.16	27.28
AR036	Incl.	304.28	316.03	11.75	38.5	1.79	0.55	0.40	67.99

1PGM = Platinum + Palladium + Gold
2 IMV =In-Situ Metal Value. Gross in-situ metal value dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross amounts do no take into consideration mining and processing costs and have no economic significance. The gross in-situ dollar values have been calculated using the following commodity prices: Pt $US 520/oz; Pd $US 360/oz; Au $US 310/oz; Ni $US 3.10/lb; Cu $US 0.75/lb.

For additional details on Anooraq and its Platreef Project, please visit the Company's website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.